UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Berkshire Hills Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

084680107

(CUSIP Number)

Pamela A. Massad

As personal representative of the Estate of David G. Massad, Sr. and individually

c/o Fletcher Tilton PC

370 Main Street, Suite 1200

Worcester, MA 01608

(508) 459-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084680107	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pamela A. Massad, as personal representative of the Estate of David G. Massad, Sr. and individually
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,507,721(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,504,617(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,721 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Includes 1,504,617 shares of Common Stock that the Reporting Person owns individually and 3,104 unvested restricted shares of Common Stock that the Reporting Person owns individually and as to which the Reporting Person has the right to vote but no dispositive power. Excludes 521,814 shares of Common Stock which may be acquired by the Estate of David G. Massad, Sr. (the “Estate”) upon conversion of 260,907 shares of Series B Non-Voting Preferred Stock. The Series B Non-Voting Preferred Stock may only be converted into Common Stock or disposed of by the Reporting Person under certain limited circumstances set forth in the Amended and Restated Shareholder Agreement and described in Item 4, and does not carry any voting rights. Therefore, the Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock.

2 Based on the 50,200,155 shares of Common Stock outstanding as of February 25, 2020, according to the Issuer’s Annual Report on Form 10-K, dated February 28, 2020.

CUSIP No. 084680107	13D/A	Page 3 of 6 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

David G. Massad, Sr. died on December 28, 2018. All of the Common Stock (as defined in Item 1 of the initial Schedule 13D, filed March 28, 2019) and Series B Non-Voting Preferred Stock, par value $0.01 per share (the “Preferred Stock”) beneficially owned by Mr. Massad immediately prior to his death automatically transferred by operation of law to the Estate of David G. Massad, Sr. (the “Estate”). No consideration was paid in connection with the transfer of the Common Stock and Preferred Stock from Mr. Massad to the Estate.

The Reporting Person was appointed as personal representative of the Estate on January 11, 2019.

As of the closing of the Merger (as defined in Item 4) the Reporting Person individually received 77,211 shares of Common Stock in exchange for her ownership interest in Commerce (as defined in Item 4).

The Reporting Person is a director of the Issuer and as of the date hereof has received 1,158 shares of Common Stock and 3,104 unvested restricted shares of Common Stock pursuant to equity awards that the Issuer granted to her in her capacity as a director.

The Reporting Person, in her capacity as personal representative of the Estate, exercised the Estate’s right to convert 260,700 shares of Preferred Stock on a two for one basis into 521,400 shares of Common Stock effective January 2, 2020.

The Reporting Person, in her capacity as personal representative of the Estate, transferred 1,000,000 shares of Common Stock from the Estate to the Reporting Person, in her individual capacity as a beneficiary of the Estate, on January 31, 2020. No consideration was paid in connection with this transfer of the Common Stock.

The Reporting Person, in her capacity as personal representative of the Estate, transferred 1,000,000 shares of Common Stock from the Estate to each of Christine A. Mandara and David G. Massad, II, both the adult siblings of the Reporting Person and the other two beneficiaries of the Estate, for a total of 2,000,000 shares of Common Stock, on February 10, 2020. No consideration was paid in connection with these transfers of Common Stock.

The Reporting Person, in her capacity as personal representative of the Estate, transferred 426,248 shares of Common Stock from the Estate to each of Christine A. Mandara, David G. Massad, II, and the Reporting Person, in her individual capacity as a beneficiary of the Estate, for a total of 1,278,744 shares of Common Stock, on March 24, 2020. No consideration was paid in connection with these transfers of Common Stock.

Item 4.  Purpose of Transaction.

All of the shares of Common Stock and Preferred Stock owned by Mr. Massad immediately prior to his death were transferred automatically to the Estate by operation of law upon his death.

Mr. Massad acquired the Common Stock and Preferred Stock in connection with the merger (the “Merger”) of Commerce Bancshares Corp. (“Commerce”) with and into the Issuer, pursuant to the Agreement and Plan of Merger between the Issuer and Commerce, dated as of May 22, 2017 (the “Merger Agreement”). Reference is made to the Schedule 13D filed by Mr. Massad on October 23, 2017 for additional information regarding the Merger Agreement.

The Merger Agreement provided that to the extent Mr. Massad and those aggregated with him pursuant to 12 C.F.R. 225.41 of Regulation Y (the “Acting in Concert Group”) would have received more than 9.9% of the shares of Common Stock outstanding immediately following the closing of the Merger, Mr. Massad would receive 0.465 shares of Preferred Stock for every share of Common Stock that Mr. Massad would have received in the Merger but for the 9.9% limitation.

As of the closing of the Merger on October 13, 2017, Mr. Massad received in exchange for his ownership interest in Commerce 4,357,344 shares of Common Stock and 521,607 shares of Preferred Stock. Each share of Preferred Stock is convertible into two shares of Common Stock under limited conditions, including a transfer to an individual outside of the Acting in Concert Group or a conversion of a limited number of Preferred Stock to permit the holder to own no more than 9.9% of the then-outstanding shares of Common Stock.

CUSIP No. 084680107	13D/A	Page 4 of 6 Pages

As of the closing of the Merger on October 13, 2017, the Reporting Person individually received 77,211 shares of Common Stock in exchange for her ownership interest in Commerce.

As of the date hereof, the Reporting Person is a director of the Issuer and has received 1,158 shares of Common Stock and 3,104 unvested restricted shares of Common Stock pursuant to equity awards that the Issuer granted to her in her capacity as a director.

The Reporting Person is part of the Acting in Concert Group, together with the Estate, Christine A. Mandara, the Reporting Person’s adult sister, and David G. Massad, II, the Reporting Person’s adult brother. The Reporting Person, both individually and in her capacity as personal representative of the Estate, disclaims beneficial ownership of Common Stock owned by Ms. Mandara and David G, Massad, II.

Concurrent with the execution of the Merger Agreement, Mr. Massad entered into an agreement with the Issuer (the “Shareholder Agreement”). The Shareholder Agreement was binding upon the Estate and was amended and restated by the Estate and the Issuer on December 27, 2019 (the “Amended and Restated Shareholder Agreement”). Under the Amended and Restated Shareholder Agreement, the Reporting Person, in her capacity as the personal representative of the Estate, is subject to the terms of the Amended and Restated Shareholder Agreement, including the following:

•	So long as the Estate and its Acting in Concert Group own, in the aggregate, 5% or more of the then-outstanding shares of Common Stock, the Reporting Person may not, individually or in concert with the Acting in Concert Group, acquire shares of Common Stock in excess of the 9.9% Common Stock ownership limit.

•	Until the Estate and its Acting in Concert Group own, in the aggregate, less than 5% of the then-outstanding shares of Common Stock for at least 120 consecutive days, the Estate generally may not sell or otherwise transfer shares of Common Stock without the Issuer’s prior approval, except for specified monthly amounts permissible under the terms of the Amended and Restated Shareholder Agreement. The Issuer has agreed in the Amended and Restated Shareholder Agreement that it will not unreasonably withhold or delay its approval of a sale or other transfer if requested by the Estate.

•	The Reporting Person, in her capacity as the personal representative of the Estate, may vote up to 5% of the then-outstanding shares of Common Stock in her discretion and shall vote any shares of Common Stock in excess of 5% in favor of nominees and proposals recommended by the Issuer’s board of directors.

The amendments under the Amended and Restated Shareholder Agreement primarily include:

•	Increasing the Estate’s ability to sell blocks of the Common Stock without the Issuer’s prior written consent (from 1% to 2% of the Issuer’s outstanding shares of Common Stock per month);

•	Excepting from the selling restrictions, any Permitted Transferee (as defined in the Amended and Restated Shareholder Agreement) that beneficially owns less than 3.5% of the Issuer’s outstanding shares of Common Stock;

•	Increasing the Estate’s ability to sell Common Stock in a firm commitment offering from 5% to 7.5% of the Issuer’s outstanding shares of Common Stock; and

•	Requiring the Issuer to file a shelf registration statement permitting sales of Common Stock by the Estate immediately following the filing of the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2019.

If, prior to October 13, 2020, either the Reporting Person or David M. Brunelle, both of whom were appointed to the boards of directors of the Issuer and Berkshire Bank in connection with the Merger, no longer serves as a member of those boards of directors, the Reporting Person would have the right under the Amended and Restated Shareholder Agreement to consult with the Issuer’s Corporate Governance and Nominating Committee in its selection of a qualified nominee to serve on the boards of director of the Issuer and Berkshire Bank.

Depending upon the Reporting Person’s continuing evaluation of the Estate’s liquidity needs, market conditions, and other factors, and subject to complying with terms of the Amended and Restated Shareholder Agreement, the Reporting Person may sell shares of Common Stock from time to time in open market transactions, in private transactions or by any other possible means.

Other than as described above, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

References to and descriptions of the Amended and Restated Shareholder Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is included as Exhibit A to that Schedule 13D/A filed on January 22, 2020.

CUSIP No. 084680107	13D/A	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,507,721 shares of Common Stock(1), representing approximately 3%(2) of the total issued and outstanding shares of Common Stock of the Issuer.

(b)	Subject to the terms of the Amended and Restated Shareholder Agreement (as defined in Item 4), the Reporting Person has the sole power to vote or direct the vote of 1,507,721 shares of Common Stock(1). The Reporting Person has no voting rights with respect to the 260,907 shares of Preferred Stock. Subject to the terms of the Amended and Restated Shareholder Agreement, the Reporting Person has the sole power to dispose or direct the disposition of 1,504,617 shares of Common Stock.(1).

(c)	The Reporting Person, in her capacity as personal representative of the Estate, transferred 1,000,000 shares of Common Stock from the Estate to the Reporting Person, in her individual capacity as a beneficiary of the Estate, on January 31, 2020. No consideration was paid in connection with this transfer of the Common Stock.

The Reporting Person, in her capacity as personal representative of the Estate, transferred 1,000,000 shares of Common Stock from the Estate to each of Christine A. Mandara and David G. Massad, II, both the adult siblings of the Reporting Person and the other two beneficiaries of the Estate, for a total of 2,000,000 shares of Common Stock, on February 10, 2020. No consideration was paid in connection with these transfers of Common Stock.

The Reporting Person, in her capacity as personal representative of the Estate, transferred 426,248 shares of Common Stock from the Estate to each of Christine A. Mandara, David G. Massad, II, and the Reporting Person, in her individual capacity as a beneficiary of the Estate, for a total of 1,278,744 shares of Common Stock, on March 24, 2020. No consideration was paid in connection with these transfers of Common Stock.

Except as otherwise described herein, no other transactions in the Common Stock were effected by the Reporting Person or the Estate since the most recent Schedule 13D/A filing.

(d)	Not applicable.

(e)	This Schedule 13D/A is being filed to report the fact that as of February 10, 2020, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

CUSIP No. 084680107	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2020

/s/ Pamela A. Massad
Pamela A. Massad, as Personal Representative of the Estate of David G. Massad, Sr. and individually